March 18, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	H. Roger Schwall

Assistant Director

Re:	Macquarie Infrastructure Company LLC Registration Statement on Form S-4 filed on February 18, 2015 SEC File No. 333-202162

Dear Mr. Schwall:

On behalf of Macquarie Infrastructure Company LLC, a Delaware limited liability company (the “Company”), we have set forth below the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 11, 2015, to James Hooke, Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Registration Statement on Form S-4, as filed with the Commission on February 18, 2015 (the “Form S-4”).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. For your convenience, we have set out the comments from the Comment Letter in bold text following by our response.

Attn: H. Roger Schwall
March 18, 2015

General

1.	MIC LLC is engaging in a solicitation subject to Regulation 14A in connection with its reorganization, which will cause its LLC interests to no longer be listed on the New York Stock Exchange. You appear to be relying on the exemption set forth in Rule 13e-3(g)(2) with respect to this Rule 13e-3 transaction; however, as the Commission noted in Question 9 of Release No. 34-17719, transactions in which affiliates receive forms or amounts of consideration differing from that offered to the unaffiliated security holders do not provide the unaffiliated security holders with the equal treatment contemplated by the exception. Please provide in your response a detailed analysis as to how you concluded that MIC Corp. is not granting any additional rights to the manager through the special stock issuance. We note, by way of example only, the approval rights with respect to the preferred stock and the redemption rights. Please also provide an analysis as to how the transaction is consistent with Rule 13e-3, even if additional rights are not being granted to the manager, given that the manager is receiving a form of consideration different from that offered to unaffiliated security holders.

Response: The Company believes that the Conversion qualifies for the exemption provided by Rule 13e-3(g)(2), and that the Conversion is not a “going private” transaction of a type that requires compliance with Rule 13e-3 in order to protect investors.

(A)	Exemption under Rule 13e-3(g)(2)

Rule 13e-3(g)(2) provides an exemption from Rule 13e-3 for a transaction in which (i) security holders receive only an equity security with substantially the same rights as the equity security being surrendered, or receive common stock; (ii) such equity security is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Act”); and (iii) if the equity security being surrendered was listed on a national securities exchange, then the equity security to be received by security holders is similarly listed.

The Conversion satisfies all three components of Rule 13e-3(g)(2). Pursuant to the Conversion, each holder of the Company’s LLC interests, including the Manager, will receive one share of the common stock of MIC Corp. for each LLC interest. The common stock of MIC Corp. will be registered under Section 12 of the Act and will be listed on the New York Stock Exchange. No other consideration will be paid to the Manager pursuant to the Conversion.

The special stock to be issued to the Manager is being issued concurrently with, but outside of, the Conversion. The special stock is being issued in consideration for the Manager’s agreement to amend the management services agreement in order to comply with Delaware General Corporation Law (the “DGCL”) upon consummation of the Conversion. In particular, the sole purpose for the issuance of the special stock to the Manager is to preserve the Manager’s existing right (currently set forth in the Company’s LLC operating agreement) to appoint one director who will serve as chairman of the board of directors of the Company. The special stock is being issued solely to maintain this right which, absent the special stock issuance, would be lost upon consummation of the Conversion, due to the requirements of the DGCL, to which MIC Corp. will become subject upon consummation of the Conversion. Under the DGCL, directors must be elected by the stockholders and may not be appointed. The special stock is not a part of the consideration being given in exchange for the LLC interests owned by the Manager. The Manager is not surrendering any LLC interests or other economic rights in order to receive the special stock.

Attn: H. Roger Schwall
March 18, 2015

Question 9 of Release No. 34-17719 indicates that the Rule 13e-3(g)(2) exemption is unavailable if an affiliate receives non-qualifying consideration “in exchange for its equity security holdings.” The illustration provided in Question 9 provides that the exemption is unavailable where a controlling person of the issuer receives cash in exchange for his common stock, while all other holders receive common stock in exchange for their common stock. This example clearly does not fit our facts. The Conversion has been structured specifically to maintain all holders’ equity interests and rights. All holders, including the Manager, are being treated identically in the Conversion in that all holders are receiving only MIC Corp. common stock on a pro rata basis in exchange for their LLC interests. This transaction is outside the purpose of Rule 13e-3 since, as stated by the Commission in its Rule 13e-3 adopting release (No. 34-16075), “all holders are on an equal footing and are permitted to maintain an equivalent . . . equity interest.”

We note also that the special stock has no dividend rights, rights on liquidation or other economic rights. The special stock is non-transferable. The special stock carries only the limited voting rights that the Manager already has pursuant to the Company’s existing LLC operating agreement and management services agreement and the special stock is not being granted to provide any additional rights to the Manager. The right of the Manager, as holder of the special stock, to approve the issuance by the Company of preferred stock (if the preferred stock proposal is consummated), is not a new right but only preserves the existing right of the Manager pursuant to the current management services agreement. This right is being specifically spelled out now, because the Company is proposing to authorize preferred stock for the first time. Any issuance of preferred stock could affect the management and performance fees payable to the Manager under the existing management services agreement and, therefore, the right to approve any such issuance is entirely consistent with the Manager’s current rights under the existing management services agreement, which requires the consent of the Manager in order to amend any provision of the LLC operating agreement that affects the rights of the Manager.

In addition, we note that the right of the Manager, as holder of the special stock, to approve the issuance of preferred stock will not come into effect unless the Company’s stockholders vote to approve the preferred stock proposal. Stockholders are being provided with full disclosure regarding the preferred stock proposal, including the rights of the special stock in connection therewith, and are voting on the preferred stock proposal separately from the Conversion proposal. If the preferred stock proposal is not approved by stockholders, the special stock will not have any right to approve preferred stock issuances.

Attn: H. Roger Schwall
March 18, 2015

Finally, we note that the redemption provisions of the special stock provide no additional rights to the Manager as holder of special stock. The redemption provisions exist only to effectuate the existing provisions of the management services agreement, which provide that the Manager loses its right to appoint one director who will serve as chairman upon the earlier of (i) the termination of the management services agreement or (ii) the date on which the Manager and its affiliates no longer hold at least 200,000 LLC interests. To remain consistent with the current management services agreement, the redemption provides that upon such event, the special stock is immediately redeemed for a de minimis amount ($0.001 per share, the par value, or a total of one cent ($.01) for the redemption of all 100 shares of special stock), and would solely effectuate and maintain the existing termination of rights provisions described above. The redemption is not designed to, and does not, provide the Manager with any economic or other benefit. On the contrary, the redemption is designed to take away the Manager’s rights in accordance with the Company’s existing governing documents.

(B)	The Conversion is not a transaction of the type requiring the protections of Rule 13e-3.

In Release No. 34-17719, the Commission indicated that Rule 13e-3 was issued to protect investors in transactions resulting in equity securities losing “the attributes of public ownership (so-called “going private” transactions).” The Commission indicated that the nature and methods utilized in going private transactions present an opportunity for overreaching of unaffiliated security holders, and that “such transactions have a coercive effect in that security holders . . . . are faced with prospects of an illiquid market, termination of the protections under the federal securities laws and further efforts by the proponent to eliminate their equity interest.” Further, the Commission noted that even if a going private transaction requires a stockholder vote, often such votes are merely a formality since affiliates may already hold the requisite percentage of securities for approval.

We respectfully submit that the Conversion presents none of these risks to unaffiliated stockholders. The Conversion will result in all stockholders receiving equity interests that are equivalent to their current equity holdings, are registered under Section 12 of the Act, and are listed on the New York Stock Exchange. The Manager is receiving identical consideration to all other stockholders in the Conversion in exchange for the LLC interests it owns. The Manager holds only approximately 6.3% of the Company’s outstanding LLC interests, and, therefore, the stockholder vote on the Conversion is clearly not merely a formality. Additionally, stockholders will receive full disclosure regarding the Conversion, with ample time to consider such disclosure prior to voting thereon, in accordance with the provisions of Regulation 14A under the Act.

2.	We note that you incorporate by reference your annual report on Form 10-K for the fiscal year ended December 31, 2014. However, the 10-K incorporates information from the company's definitive proxy statement which has not yet been filed. Before you request acceleration of effectiveness of the registration statement, please either amend the 10-K to include Part III information or file the definitive proxy statement.

Attn: H. Roger Schwall
March 18, 2015

Response: The Company acknowledges that it will either amend its annual report on Form 10-K for the fiscal year ended December 31, 2014 to include Part III information or file its definitive proxy statement prior to requesting acceleration of effectiveness of the Form S-4.

Comparison of Rights of Shareholders Before and After the Conversion, page 44

3.	Please provide an analysis as to whether any material changes described in the section entitled “Comparison of Right of Shareholders Before and After the Conversion” should be unbundled under Rule 14a-4(a)(3).

Response: The only material changes described in the section entitled “Comparison of Rights of Shareholders Before and After the Conversion” are (i) the authorization of preferred stock; and (ii) the exclusive forum provision.

The authorization of preferred stock is being considered and voted upon as a separate proposal by the Company’s stockholders. The exclusive forum provision is a provision that could be adopted by the Company’s board of directors as an amendment to the Company’s bylaws. The Commission has indicated in the Fifth Supplement to Division of Corporation Finance’s Telephone Interpretation Manual (September 2004), Number 1S, that proposed changes to bylaw provisions that are permitted by a company’s governing instruments to be amended by the board of directors are not required to be unbundled under Rule 14a-4(a)(3). Therefore, the Company intends to provide, in an amendment to be filed to the Form S-4, that the exclusive forum provision will be set forth in the Company’s bylaws. Since such provision could be added to the bylaws by the Company’s board of directors without stockholder approval, unbundling of this provision is not required.

In the event the Company requests acceleration of the effective date of the Form S-4, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attn: H. Roger Schwall
March 18, 2015

*          *          *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments, please contact Michelle B. Rutta (tel: 212-819-7864) or Patti J. Marks (tel: 212-819-7019) of White & Case LLP.

Sincerely,

/s/ Michelle B. Rutta

Michelle B. Rutta

cc:	James Hooke

Michael Kernan

Macquarie Infrastructure Company LLC